Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     ACE Aviation announces offer to purchase all of its outstanding 4.25%
     Convertible Senior Notes and preferred shares - ACE Aviation also announces intention to seek court and shareholder approvals to liquidate and distribute assets to shareholders

     MONTREAL, Dec. 10 /CNW Telbec/ -

     Offer to Purchase 4.25% Convertible Senior Notes

     ACE Aviation Holdings Inc. (ACE) announced today that its Board of
Directors has authorized a substantial issuer bid (the Note Offer) to purchase for cancellation all of its outstanding 4.25% Convertible Senior Notes due
2035 (the Notes) at a purchase price of Cdn$900 in cash for each Cdn$1,000 principal amount of Notes. No accrued interest will be paid by ACE in respect of Notes tendered under the Note Offer. The Note Offer will expire at 5:00
p.m. (Montreal time) on January 19, 2009, unless withdrawn or extended by ACE.
The Notes trade on the Toronto Stock Exchange under the symbol ACE.NT.A. On
December 10, 2008, there were outstanding Notes in the aggregate principal amount of Cdn$322,746,000.
     The Note Offer is not conditional upon any minimum number of Notes being deposited, however, the Note Offer is subject to certain other conditions, including regulatory approval. Full particulars of the terms and conditions of the Note Offer will be contained in the Offer to Purchase and Issuer Bid
Circular and related documents which will be filed with applicable securities regulatory authorities in Canada and the United States and mailed to holders of Notes on or about December 12, 2008.
     The Note Offer includes the independent formal valuation of Ernst & Young
LLP, which based on the scope of their review and subject to the assumptions, restrictions and limitations provided therein, concludes that the fair market value of the Notes, per Cdn$1,000 principal amount, at December 9, 2008 ranges from approximately Cdn$825 to Cdn$875, or a mid-point of Cdn$850.

     Offer to Purchase Preferred Shares

     ACE also announced today that its Board of Directors has authorized a substantial issuer bid (the Preferred Share Offer) to indirectly purchase for cancellation all of its outstanding Preferred Shares at a purchase price of
Cdn$20.00 in cash per Preferred Share.
     ACE has obtained an advance income tax ruling from the Canada Revenue
Agency dated December 8, 2008 which provides that the purchase structure to be used under the Preferred Share Offer does not result in "taxable preferred shares" or "short-term preferred shares" being purchased, which could have resulted in Part VI.1 tax being payable by ACE upon the purchase or redemption of its Preferred Shares at a tax rate of 50% of the purchase or redemption price. The tax ruling is binding in respect of transactions completed by May
31, 2009.
     The Preferred Share Offer will expire at 5:00 p.m. (Montreal time) on
January 19, 2009, unless withdrawn or extended by ACE. On December 10, 2008, there were 12,500,000 Preferred Shares issued and outstanding. The Preferred
Shares are not listed for trading on the Toronto Stock Exchange or any other exchange.
     The Preferred Share Offer is not conditional upon any minimum number of
Preferred Shares being deposited, however, the Preferred Share Offer is subject to certain other conditions, including regulatory approval. Full particulars of the terms and conditions of the Preferred Share Offer will be contained in the Offer to Purchase and Issuer Bid Circular and related documents which will be filed with applicable securities regulatory authorities in Canada and mailed to holders of Preferred Shares on or about
December 12, 2008.
     The Preferred Share Offer includes the independent formal valuation of
Ernst & Young LLP, which based on the scope of their review and subject to the assumptions, restrictions and limitations provided therein, concludes that the fair market value of the Preferred Shares at December 9, 2008 ranges from approximately Cdn$19.75 to Cdn$20.75, or a mid-point of Cdn$20.25.

     Intention to Seek Court and Shareholder Approvals to Liquidate and
     Distribute Assets to Shareholders

     ACE also announced today that it intends to seek court and shareholder approvals for a plan of arrangement pursuant to which a court appointed liquidator will proceed with the distribution of ACE's net assets, including its shares in Air Canada, in an orderly fashion, after providing for outstanding liabilities and costs of the transaction, and thereafter to voluntarily dissolve.
     As at December 10, 2008, ACE's principal assets consisted of its cash and cash equivalents in the aggregate amount of approximately Cdn$811 million, its
75% interest in Air Canada and its 27.8% interest in Aero Technical Support &
Services Holdings sarl. As at December 10, 2008, ACE's principal obligations consisted of its outstanding Notes with an aggregate principal amount of
Cdn$322.7 million and estimated wind-up and other obligations of approximately
Cdn$26 million. In addition, as at December 10, 2008, the aggregate fully accreted value of the Preferred Shares was Cdn$307.6 million.
     The transaction, if approved, will proceed by way of a court approved plan of arrangement pursuant to the Canada Business Corporations Act. The plan of arrangement will be subject to customary conditions for approval of a plan of arrangement, including regulatory approvals and the favorable vote of ACE's shareholders (on a basis to be determined by the court) represented at a special meeting of ACE's shareholders called to consider the transaction. In accordance with applicable corporate and securities regulatory requirements, the terms and conditions of the plan of arrangement will be disclosed in an information circular to be mailed to shareholders of ACE. Subject to court and regulatory approvals, it is expected that the information circular will be mailed to shareholders of ACE in January 2009 and that the special meeting of shareholders of ACE will be held in February 2009.

     Press release is for informational purposes only

     This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell ACE Notes or ACE Preferred Shares. Securityholders are advised to review any relevant documents that may be filed with securities regulatory authorities by ACE because they will contain important information, including full details of the proposed transactions and their terms and conditions.
     The solicitation and the offer to buy Notes and Preferred Shares will be made only pursuant to the separate Offer to Purchase and Issuer Bid Circular, and related documents. ACE will file the Offer to Purchase, Issuer Bid
Circular and related documents with Canadian securities regulatory authorities and, in respect of the Note Offer, a Tender Offer Statement on Schedule T-O
with the United States Securities and Exchange Commission (SEC). Holders of
Notes and Preferred Shares should carefully read the Offer to Purchase, Issuer
Bid Circular, the related letter of transmittal and other related documents, and, in the case of the Note Offer, the Tender Offer Statement, because they contain important information, including the various terms and conditions of the Note Offer and Preferred Share Offer. The Offer to Purchase and Issuer Bid
Circular, the related letter of transmittal and certain other documents will be delivered without charge to all holders of Notes and Preferred Shares, as applicable.
     With respect to the Note Offer, the Tender Offer Statement (including the
Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and all other offer documents filed by ACE with the SEC) will be available without charge at the SEC website at www.sec.gov or by calling the Corporate
Secretary office of ACE at (514) 205-7855. Offer documents required to be filed in Canada will also be available without charge at www.sedar.com.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION
     ---------------------------------------------

     Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist acts, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties, volatility in the market price of the securities of ACE, satisfaction of the Note Offer and Preferred Share Offer conditions, the extent to which holders of Notes and Preferred Shares determine to tender their Notes and Preferred Shares to the Note Offer and
Preferred Share Offer, as applicable, as well as the factors identified throughout ACE's filings with securities regulators in Canada and the United
States and, in particular, those identified in the Risk Factors section of
ACE's 2007 MD&A dated February 7, 2008 and in Section 11 of ACE's Third
Quarter 2008 MD&A dated November 11, 2008. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
     %SEDAR: 00020954EF          %CIK: 0001295721

     /For further information: Des Beaumont, (514) 205-7639,
www.aceaviation.com/
     (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 17:07e 10-DEC-08